Exhibit 99.1

GoFish Corporation Reports Second Quarter Results and Remains On-Track to Meet Year-End Guidance

Company Achieves 95% Increase in Revenues Compared to Previous Quarter

Additional Bookings for the Quarter Total $2.43 Million

SAN FRANCISCO - August 14, 2008 - GoFish Corporation (OTCBB: GOFH) (www.gofishcorp.com), a leading online entertainment and media network, reports a strong increase in revenues and notable bookings for the second quarter ended June 30, 2008. Financial highlights include:

•
Revenues for the second quarter of 2008 were $1.28 million, representing a 95% increase over revenues of $657,150 for the first quarter of 2008 and a 3900% increase over revenues of $31,686 for the second quarter of 2007

•
Booked advertisements (“Bookings”) during the second quarter of 2008 totaled $2.43 million; which is expected to be recognized as revenue over the course of this year. (Bookings reflect insertion orders placed with the Company by advertisers, most of which can be canceled upon notice, however the Company has experienced a less than 1% cancellation rate in the past twelve months)

•	GoFish remains on track to meet its previously disclosed full-year guidance of revenues of between $8.5 million and $11.0 million

Other Highlights for the Quarter

In June 2008, GoFish named Tribal DDB Worldwide Founder and CEO Matt Freeman as Chief Executive Officer, and a Board member of GoFish. Mr. Freeman helped found Tribal DDB Worldwide in 1998 growing the company from 45 employees and $5 million in annual revenue to over 1,500 employees and $250 million in annual revenue while building a global network of 45 offices spanning 28 countries.

During the second quarter of 2008, GoFish further extended its publisher network in response to continued demand for its marketing solutions. The GoFish Network now has more than 23 million unique visitors per month domestically and ranks as the leading online advertising network in the youth demographic as well as the third largest opportunity for advertisers to reach kids, tweens, and teens online in contextually relevant environments.

Management Comment, Matt Freeman, CEO of GoFish

“The significant increase in revenue for the second quarter was a direct result of the growing demand from brand advertisers for GoFish’s coveted target audience, immersive advertising products and turnkey solutions. The company’s potential to continue growing rapidly is further exemplified by the increase in bookings we experienced in the second quarter.

“We believe that leading national brand advertisers are increasingly underserved in digital media. GoFish serves the brand advertiser community with deeply engaged users and an immersive product. We bring innovation, energy and real creativity to online brand advertising and advertisers are responding with enthusiasm.

“Since the launch of our network only six months ago, GoFish has undergone tremendous growth. We believe we have the right people, technology, and foresight in place to continue our growth, and are confident that we will reach our full year revenue guidance.”

About GoFish Corporation

GoFish Corporation (www.gofishcorp.com) (OTCBB:GOFH - News), headquartered in San Francisco and New York with sales offices in Los Angeles, Chicago and Detroit, is a leading entertainment and media company focused on brand immersion experiences that reach kids, teens and moms in a deeply engaged state of mind. GoFish specializes in aggregating and distributing premium content on a large network of quality sites for which GoFish is the exclusive brand advertising monetization partner. The GoFish Network of sites reaches over 23 million unduplicated online users domestically and 71 million worldwide. It ranks as the third largest U.S. youth opportunity and a top five ‘mom’ opportunity for blue-chip advertisers.

Safe Harbor Statement

This press release contains forward-looking statements that involve risks and uncertainties, such as statements of GoFish’s plans, objectives, expectations and intentions. Forward-looking statements in this press release are generally identified by words, such as “projects,” “believes,” “anticipates,” “plans,” “expects,” “will,” and “would,” and similar expressions that are intended to identify forward-looking statements. Forward-looking statements in this press release include, without limitation, the statement that (i) GoFish remains on track to meet its full-year revenue guidance, (ii) revenue from booked advertisements is expected to be recognized over the course of 2008 and (iii) GoFish’s potential to continue growing rapidly. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual results, performance or achievements of GoFish to be materially different from those expressed or implied by forward-looking statements. Risks, uncertainties and other factors that could cause or contribute to such differences include, but are not limited to: (i) GoFish’s historical operating losses and uncertainties relating to GoFish’s ability to generate positive cash flow and operating profits in the future; (ii) difficulty in evaluating GoFish’s future prospects based on GoFish’s limited operating history and relatively new business model; (iii) GoFish’s ability to attract new advertisers to the GoFish Network and retain present advertisers; (iv) the highly competitive nature of GoFish’s business; (v) GoFish’s ability to effectively manage expected growth and (vi) other risk factors discussed in GoFish’s periodic filings with the Securities and Exchange Commission, including GoFish’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007 and GoFish’s subsequent Quarterly Reports on Form 10-Q, which are available on a website maintained by the Securities and Exchange Commission at www.sec.gov. GoFish undertakes no obligation to publicly update or revise any forward-looking statements or to make any other forward-looking statements, whether as a result of new information, future events or otherwise unless required to do so by the securities laws. Investors are cautioned that forward-looking statements are not guarantees of future performance and that undue reliance should not be placed on such statements.

Contact:

GoFish
David Lorie, 415-738-8706 (Investor Relations)
General Counsel
dlorie@gofishcorp.com

or

George H. Simpson Communications
George Simpson, 203-521-0352 (Press)
george@georgesimpson.com